Filed by Crane Harbor Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001- 42617)

The following communication was made available to employees of Xanadu Quantum Technologies Inc. via email in connection with the proposed business combination between Crane Harbor Acquisition Corp. and Xanadu.

XANADU QUANTUM TECHNOLOGIES INC.

EMPLOYEE STOCK OPTION AND EQUITY FAQ

November 3, 2025

Xanadu Quantum Technologies Inc. (“Xanadu”) entered into a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) on November 3, 2025 to give effect to what is referred to as a “de-SPAC” transaction through a plan of arrangement (the “Transaction”). As a result of the Transaction, a newly-formed entity, Xanadu Quantum Technologies Limited (“Newco”), will acquire all of the outstanding equity of Xanadu and Crane Harbor in exchange for Newco shares. Newco’s subordinate voting shares are expected to trade on both the Nasdaq Stock Exchange (the “Nasdaq”) and the Toronto Stock Exchange (the “TSX”) following the closing of the Transaction, expected to occur late in the first quarter or early in the second quarter of 2026.

This document sets out, in question and answer format, information related to the expected treatment of your existing Xanadu stock options in connection with the Transaction.

This document does not contain legal or financial advice. You are encouraged to seek out your own financial or tax advisors if you have questions about your specific circumstances.

Q1: What will happen to my Xanadu stock options as a result of the Transaction?

A:	All of your Xanadu stock options that are outstanding as of the effective date of the Transaction will be automatically exchanged for stock options to acquire shares of Newco.

The class of Newco share that you can acquire on exercise of your Newco stock options will depend on the class of share that you are able to acquire on exercise of your existing Xanadu stock options. Stock options to acquire Xanadu voting common shares will be exchanged for stock options to acquire multiple voting shares of Newco (10 votes per share), and stock options to acquire Xanadu non-voting common shares will be exchanged for stock options to acquire subordinate voting shares of Newco (1 vote per share).

Q2: Will the Transaction affect the number of shares I can acquire upon exercise of my stock options? Will it affect the price per share?

A:	The number of shares you can acquire upon exercise of your stock options and how much you have to pay to acquire one share (the “Exercise Price”) will be adjusted by the Exchange Ratio (defined below) as a result of the Transaction. The adjustment is structured to maintain the aggregate spread value of your stock options (i.e. to preserve the economic value of your options).

The number of Newco shares that you can acquire on the exercise of your Newco stock options will be determined for each such option by multiplying (i) the number of Xanadu shares that you can acquire on the exercise of your current Xanadu stock option by (ii) the Exchange Ratio (defined below), then rounded down to the nearest whole share.

The Exercise Price of your Newco stock options will be determined for each such option by dividing (i) the Exercise Price of your Xanadu stock option by (ii) the Exchange Ratio, converting the resulting amount to its U.S. dollar equivalent using the Bank of Canada Canada-U.S. dollar daily exchange rate on the applicable date, then rounded up to the nearest whole cent.

The “Exchange Ratio” means the quotient obtained by dividing (i) U.S. $3,000,000,000, the agreed pre-closing equity value of Xanadu, by (ii) U.S. $10, the agreed Newco share price, and then dividing that result by (iii) the fully diluted share count of Xanadu. The Exchange Ratio will be calculated at closing of the Transaction.

Q3: Will the option exchange have a tax impact on me?

A:	No. The option exchange will not be a taxable event under applicable Canadian and U.S. tax rules.

Q4: Will any other terms or conditions of my stock options (such as expiry date, vesting schedule) change?

A:	No.

Q5: Are my stock options converting into shares of a public company?

A:	No, your stock options are not automatically converting into Newco shares. The Newco stock options you receive in exchange for your Xanadu stock options will be exercisable for either multiple voting shares or subordinate voting shares of Newco. The Newco subordinate voting shares are expected to be traded on the Nasdaq and the TSX. As noted in Q1 above, the class of Newco share (multiple voting or subordinate voting) that you can acquire on exercise of your Newco stock options will depend on whether your Xanadu options were for voting common shares or non-voting common shares.

Q6: I previously exercised Xanadu stock options and acquired Xanadu shares. What will happen to those shares as a result of the Transaction?

A:	Any Xanadu shares that you hold as of the effective date of the Transaction will be automatically exchanged for Newco shares as of that date. Holders of Xanadu voting common shares will receive Newco multiple voting shares (10 votes per share) in exchange for their Xanadu voting common shares, and holders of Xanadu non-voting common shares will receive Newco subordinate voting shares (1 vote per share).

In each case, the number of Newco shares you receive will be determined by multiplying the number of Xanadu shares you hold by the Exchange Ratio (see Q2 above), rounded down to the nearest whole number.

Q7: How much are my options and shares worth? Will the Transaction affect their value?

A:	The Transaction implies a present value of the combined company of approximately US $3.1 billion. However, the ultimate value of Newco and the realizable value of your Newco stock options and shares will ultimately depend on a number of factors, including how Newco’s performance and market conditions following listing. We cannot predict how the Transaction will affect the realizable value of your holdings.

Q8: Will I be able to exercise my stock options or sell any shares that I own immediately after the Transaction?

A:	Subject to compliance with Newco’s insider trading and blackout policies that will be adopted and apply to Newco upon the closing of the Transaction, you may exercise your Newco stock options after the Transaction and acquire Newco shares. However, your Newco shares will be subject to lock-up arrangements restricting the sale or transfer of such shares for a period of time. These restrictions are expected to be in place for 6 months following the close of Transaction. After the lock-up, the sale of Newco shares will remain subject to Newco’s insider trading and blackout policies.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to the shareholders of Crane Harbor for their consideration. Newco intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor’s shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Newco and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about Newco, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Newco and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, on Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include the successful consummation of the proposed transaction and expectations related to its terms and timing.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the Combined Company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the Combined Company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the Combined Company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Newco, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and Crane Harbor on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or Crane Harbor’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newco, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Newco with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offence.

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